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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        ELECTRO - KINETIC SYSTEMS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)




                               Robert M. Shepard
                               Ballon Stoll Bader & Nadler, P.C.
                               1450 Broadway, 14th Floor
                               New York, NY 10018
                               (212) 575-7900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               JANUARY 11, 2000
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            (Date of Event which Requires Filing of this Statement)



       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (Page 1 of 4 Pages)

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       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 28511410
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     1.  NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY).
          RAYMOND L. BURKE

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     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS).
     (a) .............................................................[ ]
     (b) .............................................................[ ]

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     3.  SEC USE ONLY .................................................

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     4.  SOURCE OF FUNDS (SEE INSTRUCTIONS) ...........OO..............
         Option to purchase common stock pursuant to stock option agreement.

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     5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) ....................................................[ ]

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     6.  CITIZENSHIP OR PLACE OF ORGANIZATION.
         UNITED STATES

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Number of      7.  SOLE VOTING POWER ..............2,500,000 ..........
Shares
Beneficially   -----------------------------------------------------------------
Owned by       8.  SHARED VOTING POWER ................................
Each
Reporting      -----------------------------------------------------------------
Person         9.  SOLE DISPOSITIVE POWER .........2,500,000 ..........
With
               -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER ...........................

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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON ............................ 2,500,000 ...............
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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS) .................................. [ ]
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
         7.4%
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     14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
         IN

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ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock of the following corporation (the "Company"):

        ELECTRO-KINETIC SYSTEMS, INC.
        525 Washington Blvd.
        36th Floor
        Jersey City, NJ 07310

ITEM 2. IDENTITY AND BACKGROUND.

        Raymond L. Burke
        525 Washington Blvd.
        36th Floor
        Jersey City, NJ 07310

        Mr. Burke is currently President, Chief Executive Officer, and Director of Allison Investment Corp., 525 Washington Boulevard, 36th Floor, Jersey City, NJ 07310, a Delaware Corporation involved in the Merchant Banking business. Mr. Burke, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Stock Options granted to Mr. Burke pursuant to his appointment as President of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

        The Stock Options were granted to Mr. Burke as an incentive to accept employment with the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        On January 11, 2000, the Board of the Company awarded to Mr. Burke options to purchase 2,500,000 shares of common stock. As a result, Mr. Burke became the beneficial owner of 7.4% of the number of the Company's common shares reported to be outstanding in the Company's 10-KSB, filed on March 30, 2000.
Mr. Burke will have the sole power to vote these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        There are no exhibits filed.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        5/8/00
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                                    Date
                                    /S/ RAYMOND L. BURKE

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                                    Signature
                                       RAYMOND L. BURKE,
                                       President / CEO

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                                    Name/Title